

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2024

Lee Choon Wooi
Chief Executive Officer
Starbox Group Holdings Ltd.
VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100
Kuala Lumpur, Malaysia

> **Re: Starbox Group Holdings Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 23, 2024**
> **File No. 333-281748**

Dear Lee Choon Wooi:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Capitalization and Indebtedness, page 6

1. Please update your capitalization and indebtedness information to a date no earlier than 60 days prior to the date of the F-3. Refer to Item 3(B) of Form 20-F.

Selling Shareholders, page 26

2. To provide additional context to investors, please describe the transactions through which each of the selling shareholders received their shares. Additionally, please provide the address for each of the selling shareholders. See Item 9(D) of Form 20-F.

General

3.   We note that you are holding a meeting of shareholders on October 23, 2024 to vote on proposals for a reverse stock split of your Class A, Class B and preferred stock, followed by an increase in authorized shares of each class. Revise your disclosure in the registration statement to discuss the planned reverse stock split and increase in authorized shares as well as the impact on share capital if the reverse stock split and increase in authorized shares are approved. Include a risk factor(s) highlighting potential impacts of the increase in authorized shares on current shareholders such as increased dilution and downward share pressure. Please also indicate whether you have any plans, proposals or arrangements for the issuance of shares that will result from the proposed increase in authorized shares.

4.   Please update your disclosure regarding the status of your compliance with Nasdaq's continued listing criteria. In this regard, we note that on November 27, 2023 and May 30, 2024, you received written notifications from Nasdaq notifying you that you are not in compliance with the Minimum Bid Price Rule, and that you have until November 25, 2024 to regain compliance. Include risk factor disclosure to address the impact of a potential delisting on the company and its shareholders.

5.   We note that in July 2023 your shares traded as high as $4.30 per share and as of September 23, 2023 you had 71,885,000 shares outstanding. It appears that in 2024 alone, you issued nearly 400 million Class A ordinary shares in connection with 12 separate transactions, the majority of which were in connection with software purchase agreements. Currently, your share price is approximately $0.14 per share and there are approximately 342 million shares outstanding as of August 22, 2024.
Revise throughout to discuss these transactions including the number and frequency of the transactions, the purpose of the transactions, the total number of shares issued, and fluctuations in your Class A ordinary share trading price during that period. Please also include specific risk factor disclosure that discusses the material risks from such issuances and whether you expect in the future to continue executing transactions in the same size and frequency. If so, disclose your plans to do so and the continued risk to investors of the frequent issuances, including the potential substantial dilutive impact and continued downward pressure on the trading price. Please also indicate whether continued transactions of this size and frequency could result in your inability to meet Nasdaq's minimum bid price requirement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li